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Date:    February 8, 2000

To:      Region and District Human Resources Managers

From:    Corporate Communications

Subj:    Mailing of Tender Offer Materials


Attached is a PCM Outline regarding Tender Offer materials that will be mailed to the homes of UPS class A shareowners.

The PCM Outline should be presented to all employees as soon as possible. Please duplicate and distribute these materials to appropriate department, division and center managers.

If you have any questions regarding this PCM, please contact Tom McGowan at ATLAS 490-6117.


pc:      Management Committee
         Corporate Department Managers
         Region and District Managers
         Region and District Communications



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SUBJECT:          Mailing of Tender Offer Materials

FOR:              All Employees

DATE OF USE:      Week of February 7, 2000


INTRODUCTION:

UPS has announced the launch of the Tender Offer that was planned in connection with November's Initial Public Offering (IPO) of UPS stock. Details of this offer are being mailed to the homes of all class A shareowners.


KEY POINTS:

-        Materials are being mailed this week

- Mailing contains information and materials necessary to participate in the offer

- All materials and filings connected with the offer are available on the UPS Investor Relations internet site at www.ups.com

- Please read these materials carefully before making any decision about participating in the offer


CONCLUSION:

The Tender Offer is being made to class A shareowners only. If you purchased class B shares through a broker, those shares are not eligible to be tendered through this offer.